UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 57886/May 30, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13038

In the Matter of :	
:	
AMERICAN KIOSK CORP., :	
AMERICAN MOTORCYCLE CORP. :	ORDER MAKING FINDINGS AND
(f/k/a SCOPE INDUSTRIES, INC.), :	REVOKING REGISTRATIONS
AUSTIN'S INTERNATIONAL, INC., :	BY DEFAULT
BUSINESSMALL.COM, INC., :	
CCM MANUFACTURING :	
TECHNOLOGIES, INC., and :	
EMERGING MARKETS CORP. :	

SUMMARY

 This Order revokes the registrations of registered securities of Respondents American Motorcycle Corp. (f/k/a Scope Industries, Inc.) (American Motorcycle), Austin's International, Inc. (Austin's), BusinessMall.Com, Inc. (BusinessMall), CCM Manufacturing Technologies, Inc. (CCM), and Emerging Markets Corp. (Emerging Markets) (collectively, Respondents).[1] The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

 The Commission initiated this proceeding on May 8, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for five or more years. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 16, 2008.[2] To

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[1] The proceeding against the sixth Respondent, American Kiosk Corp., has ended. Am. Kiosk Corp., Exchange Act Release No. 57853 (May 23, 2008).

[2] All Respondents were served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

American Motorcycle (CIK No. 1119327)[3] is an Idaho corporation located in McKinney, Texas, with a class of equity securities registered pursuant to Exchange Act Section 12(g). American Motorcycle is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB Amendment[4] for the period ended September 30, 2000, which reported a net loss of $19,702 for the prior three months. As of May 6, 2008, the company's common stock (symbol "AMCY") was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Austin's (CIK No. 877406) is a void Delaware corporation located in Fort Lauderdale, Florida, with a class of equity securities registered pursuant to Exchange Act Section 12(g). Austin's is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1997, which reported a net loss of $304,098 for the prior three months. On July 18, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was closed on March 31, 1999. As of May 6, 2008, the company's common stock (symbol "AUST") was traded on the over-the-counter markets.

BusinessMall (CIK No. 0806277) is a revoked Nevada corporation located in Clearwater, Florida, with a class of equity securities registered pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of over $11 million for the prior three months. On August 11, 2000, an involuntary Chapter 11 petition was filed against the company in the U.S. Bankruptcy Court for the Middle District of Florida, converted to Chapter 7 on March 2, 2001, and was closed on January 16, 2008.

CCM (CIK No. 1100381) is a void Delaware corporation located in Pflugerville, Texas, with a class of equity securities registered pursuant to Exchange Act Section 12(g). CCM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $541,726 for the prior three months.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

Emerging Markets (CIK No. 1100382) is a merged Delaware corporation located in Castleberry, Florida, with a class of equity securities registered pursuant to Exchange Act Section 12(g). Emerging Markets is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed its Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $47,088 for the prior nine months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of American Motorcycle Corp. (f/k/a Scope Industries, Inc.) is REVOKED;

the REGISTRATION of the registered securities of Austin's International, Inc., is REVOKED;

the REGISTRATION of the registered securities of BusinessMall.Com, Inc., is REVOKED.

the REGISTRATION of the registered securities of CCM Manufacturing Technologies, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Emerging Markets Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge